767 Fifth Avenue
New York, NY 10153-0119
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+1 212 310 8007 fax

January 14, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Link

Re:	Crimson Wine Group, Ltd.
Registration Statement on Form 10-12G
Filed December 7, 2012
File No. 000-54866

Dear Mr. Link:

On behalf of our client, Crimson Wine Group, Ltd. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 3, 2013 (the “comment letter”) relating to the above-referenced Registration Statement on Form 10-12G submitted on December 7, 2012 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is transmitting via EDGAR, concurrently with this letter, an amended version of the Registration Statement (“Amendment No. 1”) which reflects these revisions and generally updates certain financial, compensation and other information.

Set forth below in bold are the comments in the comment letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter and includes the caption used in the comment letter.

January 14, 2013

Form 10-12G, filed December 7, 2012

Exhibits

1.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible as we may have comments on them.

The Company has filed the following exhibits to Amendment No. 1:

•	Exhibit 3.1 – Certificate of Incorporation;

•	Exhibit 3.2 – Certificate of Amendment to Certificate of Incorporation;

•	Exhibit 3.3 – Form of Amended and Restated Certificate of Incorporation;

•	Exhibit 3.4 – By-Laws;

•	Exhibit 3.5 – Form of Amended and Restated Bylaws; and

•	Exhibit 10.2 – Employment agreement between Crimson Wine Group, Ltd. and Mike S. Cekay.

The Company respectfully advises the Staff that it will submit all remaining unfiled exhibits as promptly as practicable.

Exhibit 10.1

2.

We note Mr. DeLong’s employment agreement, in part, discloses a $225,000 salary and further note from your disclosure on page 34 of Exhibit 99.1 that Mr. DeLong’s salary was increased to $275,000. Please file any amendments to this employment letter agreement with your next amendment. If there are no amendments, please advise.

There were no amendments made to Mr. DeLong’s employment agreement in connection with the increase in salary.

January 14, 2013

Exhibit 99.1

Cover Page

3.

We note that you have labeled the Exhibit 99.1 as an Information Statement in the exhibit document itself. Please supplementally confirm that the company will file the information statement on the appropriate form type with the appropriate disclosures after the Form 10 has become effective.

The Company confirms that the final information statement will be filed as an exhibit to a Form 8-K after the Form 10 has become effective.

4.	Please clarify whether all of the conditions to the separation agreement will have occurred prior to sending the information statement such as the receipt of the tax opinion.

The Company confirms that not all of the conditions to the separation agreement will have occurred prior to sending the information statement. The tax opinion that will be delivered as a condition to the separation agreement will not be delivered until the date that the distribution occurs.

5.	Please supplementally submit a copy of the tax opinion for our review.

The Company has separately submitted supplementally to the Staff a draft of the tax opinion to be delivered as a condition to the separation agreement.

6.

Please revise to include a section that discusses the background of the spin-off in greater detail. For instance, describe the material business, legal, and financial issues and events that lead to Leucadia Board of Director’s approval of the plan to separate the wine business from the other businesses conducted by Leucadia National Corporation.

The Company has revised the disclosure on pages 2 and 48 in response to the Staff’s comment.

7.	Also include a section that briefly discusses the Leucadia Board of Directors’ reasons for approval of the distribution.

The Company has revised the disclosure on pages 2 and 48 in response to the Staff’s comment.

January 14, 2013

8.

We note your expectation to be quoted on the OTC Bulletin Board or OTC Market Groups, Inc. In an appropriate place in your information statement, such as under the Quotation heading on page 45 and/or Quotation of our Common Stock on page 47, please clarify that listing is not automatic and set forth the steps Crimson must take in order to successfully list on either forum.

The Company has revised the disclosure on pages 47 and 49 in response to the Staff’s comment.

Risk Factors, page 6

9.

Please remove your statement, “[t]he risks set out below are not the only risks we face.” You are required to disclose all known material risks under this heading. If risks are not deemed material, you should not reference them.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

Capitalization, page 14

10.

We note your disclosure that the capitalization table does not reflect the cash contribution to be made by Leucadia estimated to be $13 million. Please tell us why your capitalization table does not reflect the effect of this contribution on your cash and cash equivalents.

The Company has revised the capitalization table included on page 14 to reflect the estimated cash capital contribution to be made by Leucadia.

Business, page 16

Sales and Marketing, page 18

11.

We note that the company relies on brokers for sales in certain markets. Please revise to discuss your relationship with these brokers in greater detail. Address, among other details, for how many markets you use brokers and whether or not you have a contractual agreement governing the relationships.

The Company has revised the disclosure on page 18 in response to the Staff’s comment.

12.

Please revise to discuss the direct sales portion of your business in greater detail. In this regard, we note that it accounted for 14% of case sales and 41% of wine revenues in 2011. Discuss all avenues of direct sales mentioned on page 18, including Internet sales, wine clubs and winery tasting rooms.

The Company has revised the disclosure on page 18 in response to the Staff’s comment.

January 14, 2013

Properties, page 20

13.	Please provide complete Regulation S-K Item 102 disclosure for your executive offices. In this regard, we note the address you provided in your Summary section.

The Company has revised the disclosure on page 21 in response to the Staff’s comment.

Unaudited Pro Forma Financial Data, page 23

14.

Please tell us why you only provide summary pro forma financial data for the distribution instead of a pro forma balance sheet and pro forma income statements. Also tell us how you considered presenting pro forma effects for other events or transactions which have had or will have a discrete material impact on the Company’s financial statements, including the estimated $13 million cash contribution to be made by Leucadia (page 14) and the administrative services agreement (page 9).

The Company has added to and revised its pro forma financial statements beginning on page F-36 in response to the Staff’s comment, including reflecting the estimated $13 million cash contribution to be made by Leucadia.

The Company does not believe that there are any other events or transactions which should be reflected in the pro forma financial statements. Leucadia does not currently provide any material services to the Company that it will need to replace after the distribution to conduct its business. The Company has a fully staffed executive office, a fully staffed finance department, prepares its own annual financial statements, and engages and pays for an independent registered public accounting firm to perform audits that is a different firm than that engaged by Leucadia. The Company also prepares its own federal and state tax returns; its federal return is consolidated with Leucadia’s federal return but its California state return is filed separate from Leucadia. The Company’s sales and marketing employees and activities are fully independent from Leucadia or any of Leucadia’s other operations. The Company also has its own administrative staff that performs human resources, property management and other activities.

The Company will incur certain new and incremental costs once it becomes a stand-alone public company; however, the Company does not believe that the estimated additional costs should be treated as required pro forma adjustments pursuant to Article 11 of Regulation S-X, as the adjustments are not yet factually supportable. In this regard, please see the revised “Unaudited Pro Forma Financial Data” on page 24 and the Company’s response to comment number 31.

January 14, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

15.	Please revise to also provide MD&A disclosure for Seghesio Family Vineyards based on the financial statements included in your Form 10.

The Company has provided disclosure on pages 31-32 in response to the Staff’s comment.

Liquidity and Capital Resources, page 24

16.

Please revise to describe the company’s material commitments for capital expenditures as of the latest fiscal period and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. In this regard, we note on page 17, that the company “expects to complete a project in 2013 that will increase fermentation and processing capacity [from 120,000 cases] to 170,000 cases” at the Seghesio Family Vineyards and the company “expects to complete a project in 2013 that will increase permitted capacity to 238,000 gallons which equates to approximately 100,000 cases of wine” at the Chamisal Vineyards.

The Company has revised the disclosure on page 25 in response to the Staff’s comment.

Management, page 31

17.	Please revise the biographies for Mr. DeLong, Ms. Hayes and Ms. Dion to account for any gaps in employment over the past five years. See Item 401(e)(1) of Regulation S-K.

The Company has revised the disclosure on page 35 in response to the Staff’s comment for each of Ms. Hayes and Ms. Dion. As disclosed on page 35, Mr. DeLong has been continuously employed by the Company since July 2007.

Certain Relationships and Related Person Transactions, page 36

18.

We note the registration rights agreements with Mr. Cumming and Mr. Steinberg will provide for demand rights and customary piggyback registration rights. To the extent practicable, please revise to provide more detail on these demand and registration rights.

The Company has revised the disclosure on page 38 to delete the section relating to registration rights to reflect that the Company no longer expects to enter into registration rights agreements with Mr. Cumming and Mr. Steinberg.

January 14, 2013

Security Ownership of Certain Beneficial Owners and Management, page 37

19.	Please disclose the natural person with voting and investment power for Fairholme Capital Management, L.L.C. and Fairholme Funds, Inc.

The Company has revised the disclosure on pages 39-40 in response to the Staff’s comment.

Description of Capital Stock, page 40

20.

We note your disclosure in this section that your certificate of incorporation and your bylaws will be amended and restated prior to the distribution and that the exhibits section indicates that the amended certificate of incorporation and bylaws will be filed by an amendment to the Form 10. Please file the company’s current certificate of incorporation and bylaws with your next amendment to the Form 10.

In response to the Staff’s comment, the Company has filed its current Certificate of Incorporation (Exhibits 3.1 and 3.2) and By-Laws (Exhibit 3.4) as exhibits to Amendment No. 1.

Material United States Federal Income Tax Consequences, page 50

21.

Please revise the first and second sentence in the first paragraph on page 50 that the discussion is a “summary” of the material U.S. federal income tax consequences. The description provided should not merely be a summary but should provide a complete description of material federal tax consequences.

The Company has revised the disclosure on page 53 in response to the Staff’s comment.

Audited Consolidated Financial Statements of Crimson Wine Group, Ltd., page F-1

Consolidated Statements of Operations, page F-4

22.	Please revise to present the historical loss per share data for Crimson for the periods presented, or further explain to us why you believe that such information is not required.

For all periods presented, Crimson was a wholly-owned subsidiary of Leucadia, and pursuant to ASC paragraph 260-10-15-3 wholly-owned entities are not required to present per share data. In addition, for all periods presented Crimson had 1,000 shares outstanding, whereas after the distribution there will be approximately 24,500,000 shares outstanding. Since per share data will be significantly different after the distribution when a far greater number of shares are outstanding, the Company does not believe that the historical per share information would be meaningful to the reader, and could potentially be confusing. As a result, the Company believes

January 14, 2013

omission of the historical per share data and the presentation of the pro forma per share information disclosed on page 24 is appropriate under these circumstances.

Consolidated Statements of Cash Flows, page F-5

23.

We note that you present Leucadia National Corporation and its affiliates interest expense added to principal as an operating activity in your statement of cash flows. Please explain to us why you present this item as an operating activity.

The Company’s net income or loss for all periods is after deducting interest expense to Leucadia that was not paid with cash, increasing the net loss or decreasing the net income. Accordingly, the Company included the amount of interest that was added to principal as an adjustment to reconcile net income or loss to net cash provided by operating activities, effectively removing a non-cash charge to operating activities. The Company also included supplemental disclosure of these amounts as non-cash financing activities on the face of the consolidated statements of cash flows.

Notes to Consolidated Financial Statements, page F-7

3. Significant Accounting Policies, page F-8

Shipping and Handling

24.

Please revise to disclose your accounting policy for classifying shipping and handling costs, including whether you bill your customers for shipping and handling and if you include such amounts in revenue. Refer to ASC 605-45-45-19 to 45-21 and ASC 605-45-50-2.

The Company has not formally adopted a shipping and handling cost policy in the past, as the amounts have not been significant. Since these amounts may grow to be more significant in the future, the Company will now formally adopt a shipping and handling cost policy and revise its financial statements accordingly. Footnotes 3(g) and (h) on pages F-9 and F-10 disclose the classification of shipping and handling costs in the statements of operations.

Cost of sales

25.

Please revise to disclose the types of expenses that you include in your cost of goods sold line item. Also provide similar disclosure for your sales and marketing expense and general and administrative expense.

The Company has added footnote 3(h) on page F-10 in response to the Staff’s comment with respect to cost of sales. The Company believes its disclosure with respect to other expenses is appropriate.

January 14, 2013

Taxes Collected from Customers

26.	Please revise to disclose your accounting policy for classifying taxes collected from customers and remitted to governmental authorities. Refer to ASC 650-45-50-3 to 50-4.

The Company has amended footnote 3(i) on page F-10 in response to the Staff’s comment.

(a) Critical Accounting Estimates, page F-8

Goodwill and Other Intangible Assets, page F-8

27.

Please revise to separately provide your accounting policy for reviewing long-lived assets for impairment, including disclosure of the level at which assets are evaluated and a discussion of the nature of the events or change in business circumstances that may cause you to test your long-lived assets for impairment. Also tell us whether any impairment testing was conducted on your long-lived assets as a stand-alone entity for the periods presented (page 6) and, if so, disclose the results of such testing. Refer to ASC 360-10-35.

The Company has amended footnote 3(a) on pages F-8 and F-9 in response to the Staff’s comment.

Depletion Allowances, page F-8

28.	Please revise to quantify your depletion allowances as of each balance sheet date, and disclose where these allowances are recorded.

The depletion allowance balance was $318,000 and $486,000 as of December 31, 2011 and 2010, respectively, and is classified as a component of accrued expenses. The Company does not believe that these amounts are material. If these amounts become material in the future, the Company will add disclosures as appropriate.

(d) Accounts Receivable, page F-9

29.

Please revise to disclose the allowance for doubtful accounts for each period presented. Also revise to disclose a description of the accounting policies and methodology used to estimate the allowances for doubtful accounts. Refer to ASC 310-10-50-4, 50-9 and 50-14.

The allowance for doubtful accounts was $95,000 and $21,000 as of December 31, 2011 and 2010, respectively. Bad debt expense was $74,000, $0 and $7,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company does not believe that these amounts are material. If these amounts become material in the future, the Company will add disclosures as appropriate.

January 14, 2013

(g) Revenue Recognition, page F-9

30.

We note your disclosure that revenue is recognized when the product is shipped or delivered and title passes to the customer. Please tell us how the timing of your recognition of revenue is consistent with all of the required criteria for revenue recognition as set forth in SAB Topic 13.A.1. Specifically, tell us how you considered the following criteria and revise your disclosure as necessary:

	a.	Persuasive evidence of an arrangement exists,

	b.	The sellers price to the buyer is fixed or determinable, and

	c.	Collectability is reasonably assured.

The Company recognizes revenue from product sales upon shipment or delivery provided that persuasive evidence of an arrangement exists, which for wholesalers is a purchase order, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. The Company’s standard wholesale terms are ‘FOB’ shipping point at published FOB prices. The cost of depletion allowances and price promotions are treated as reductions of revenues and can be reasonably estimated based upon experience. Products are not sold on consignment.

Credit sales are recorded as trade accounts receivable and no collateral is required. Revenue from items sold through the Company’s retail locations is recognized at the time of sale based on published retail prices and applicable published discounts; payment is made by credit card or cash at the time of purchase. Revenue from the Company’s wine clubs and Internet sales, consisting primarily of bottled wine sales through home delivery, is recognized when the product is received by the customer based on published retail prices and applicable published discounts. Gross outbound shipping and handling charges are recorded as revenue, and the related costs are included in cost of goods sold. Cash received in advance of product delivery is recorded as customer deposits on the accompanying consolidated balance sheets.

The Company has amended footnote 3(g) on pages F-9 and F-10 in response to the Staff’s comment.

(k) Allocation of Expenses, page F-9

31.

We note your disclosure that the historical consolidated financial statements of Crimson include certain expenses of Leucadia billed for insurance and various other corporate services. We further note that these expenses have been billed on the basis of direct usage when identifiable, with the remainder allocated on the basis of number of workers or other measures. Please confirm to us that the financial statements reflect all of its costs of doing

January 14, 2013

business, and revise to provide more comprehensive disclosure to explain your expense allocation methodologies. Also provide disclosure of management’s estimate of what expenses would have been on a stand-alone basis. Refer to SAB Topic 1.B.

The Company confirms that its financial statements reflect all the costs of doing business, and has revised footnote 3(l) on page F-10 in response to the Staff’s comment. As a stand-alone public company, the Company will incur new incremental costs in the future, and the Company has disclosed its estimate of these costs and the nature in footnote 3(l) on page F-10.

10. Income Taxes, page F-13

32.	Please revise to provide all unrecognized tax benefit related disclosures required by ASC 740-10-50-15, or tell us why you believe that such disclosures are not required.

As stated in footnote 3(k) on page F-10, the Company has no unrecognized tax benefits, and if it records interest and penalties in the future they will be recorded as a component of income tax expense. The Company has added disclosure at the end of the first paragraph of footnote 10 on page F-14 in response to the Staff’s comment.

Unaudited Consolidated Financial Statements of Crimson Wine Group, Ltd., page F-17

Notes to Consolidated Financial Statements, page F-21

7. Subsequent Events, page F-23

33.

Please disclose the date through which you have evaluated subsequent events for both the annual and interim financial statements presented, and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

The Company has added a new final paragraph to the last footnote in each of the financial statements presented, on pages F-17, F-24 and F-35, in response to the Staff’s comment.

If it would expedite the review of the information provided herewith, please do not hesitate to contact me at (212) 310-8893.

Sincerely,

/s/ Corey Chivers

Corey Chivers